SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

InfraREIT, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45685L 100

(CUSIP Number)

David Hernandez

c/o Hunt Consolidated, Inc.

1900 N. Akard Street

Dallas, TX 75201

Tel: (214) 978-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 45685L 100

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunt Consolidated, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,296,528
	8	Shared voting power 1,543,445*
	9	Sole dispositive power 15,296,528
	10	Shared dispositive power 1,543,445*
11	Aggregate amount beneficially owned by each reporting person 16,839,973+
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 29.4% °
14	Type of reporting person CO – corporation

*	Consists of common units (“common units”) representing limited partnership interests in InfraREIT Partners, LP, held by Electricity Participant Partnership, LLC (“EPP”), which is a subsidiary of Hunt Consolidated, Inc. (“Hunt Consolidated”), for the benefit of current and former employees and service providers to Hunt Consolidated. Common units are redeemable for cash or, at InfraREIT, Inc.’s election, shares of common stock, par value $0.01 per share of InfraREIT, Inc. (“Common Stock”), on a one-for-one basis.
+

Consists of (i) 3,176,878 shares of Common Stock held by Hunt Transmission Services, L.L.C. (“HTS”), a subsidiary of Hunt Consolidated, and (ii) 13,663,095 common units held by HTS and EPP. Common units are redeemable for cash or, at InfraREIT, Inc.’s election, shares of Common Stock on a one-for-one basis. Hunt Consolidated exercises investment discretion and control over the shares of Common Stock and common units referenced above.
¡	In computing the percentage ownership, the reporting person has assumed that the common units beneficially owned by the reporting person have been exchanged for shares of Common Stock on a one-for-one basis and that those shares are outstanding but that no units held by other persons have been exchanged for shares of Common Stock.

Common Unit CUSIP No. 45685L 100

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunter L. Hunt
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 16,839,973*
	9	Sole dispositive power 0
	10	Shared dispositive power 16,839,973*
11	Aggregate amount beneficially owned by each reporting person 16,839,973*
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 29.4%±
14	Type of reporting person IN – individual

*	Consists of (i) 3,176,878 shares of Common Stock held by HTS and (ii) 13,663,095 common units held by HTS and EPP, each of which is a subsidiary of Hunt Consolidated, an aggregate of 1,543,445 of which are held by EPP for the benefit of current and former employees and service providers to Hunt Consolidated. Mr. Hunt is a co-CEO of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Common units are redeemable for cash or, at InfraREIT, Inc.’s election, shares of Common Stock on a one-for-one basis.
±	In computing the percentage ownership, the reporting person has assumed that the common units beneficially owned by the reporting person have been exchanged for shares of Common Stock on a one-for-one basis and that those shares are outstanding but that no units held by other persons have been exchanged for shares of Common Stock.

SCHEDULE 13D

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3” or this “Schedule 13D”) is being jointly filed by Hunt Consolidated, Inc., a Delaware corporation (together with its subsidiaries, “Hunt Consolidated”), and Hunter L. Hunt, a citizen of the United States and member of the board of directors (the “Board”) of InfraREIT, Inc., a Maryland corporation (“InfraREIT Inc.” and, together with its subsidiaries, the “Company”). Mr. Hunt is a co-CEO of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Hunt Consolidated and Mr. Hunt are collectively referred to as the “Reporting Persons.” This Amendment No. 3 amends and restates in its entirety the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 17, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the Commission on March 10, 2015 and Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed by the Reporting Persons with the Commission on June 8, 2015. This Amendment No. 3 relates to the common stock, par value $0.01 per share, of InfraREIT Inc. (“Common Stock”), including common units (“common units”) representing limited partnership interests in InfraREIT Partners, LP, a Delaware limited partnership (the “Operating Partnership”).

The Reporting Persons are filing this Amendment No. 3 to report certain changes in the plans of the Reporting Persons with respect to discussions between Hunt Consolidated and certain other persons, on the one hand, and an independent committee of directors of InfraREIT Inc., on the other hand, regarding the matters described in Item 4 below under the heading “Oncor Acquisition.”

InfraREIT Inc. is a real estate investment trust (“REIT”) that owns rate-regulated electric transmission and distribution assets in the State of Texas. The Company is externally managed by Hunt Utility Services, LLC, a Delaware limited liability company (“Hunt Manager”), which is a subsidiary of Hunt Consolidated.

Item 1.	Security and Issuer

This Schedule 13D is being jointly filed by the Reporting Persons and relates to the shares of Common Stock, including common units of the Operating Partnership (together with the Common Stock, the “Securities”), held by the Reporting Persons, which, pursuant to the terms of the Third Amended and Restated Agreement of Limited Partnership of the Operating Partnership (as amended from time to time, the “Partnership Agreement”), are redeemable for cash or, at InfraREIT Inc.’s election, shares of Common Stock on a one-for-one basis. The principal executive office of InfraREIT Inc. is located at 1807 Ross Avenue, 4th Floor, Dallas, Texas 75201.

Item 2.	Identity and Background

(a), (b), (c) and (f). Hunt Consolidated is a privately held company engaged in energy, real estate, investment and ranching businesses. Mr. Hunt is a co-CEO of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Mr. Hunt is also a member of the Board of InfraREIT Inc. The principal executive and business office of the Reporting Persons is located at 1900 N. Akard Street, Dallas, Texas 75201. The Securities reported in this Schedule 13D are held in the names of Hunt Transmission Services, L.L.C. (“HTS”) or Electricity Participant Partnership, LLC (“EPP”), each of which is a subsidiary of Hunt Consolidated.

The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the respective directors and executive officers of Hunt Consolidated are set forth on Appendix A hereto. The business address for each of the persons listed on Appendix A is 1900 N. Akard Street, Dallas, Texas 75201. All directors and executive officers of Hunt Consolidated are citizens of the United States.

(d) and (e). During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Appendix A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On February 4, 2015 (the “Closing Date”), InfraREIT Inc. completed its initial public offering (the “IPO”). In connection with the IPO, InfraREIT Inc. undertook a number of reorganization transactions (the “Reorganization Transactions”), pursuant to which, among other things, InfraREIT, L.L.C., a Delaware limited liability company (“InfraREIT LLC”), merged with and into InfraREIT Inc. (the “Merger”), and InfraREIT Inc. became general partner of the Operating Partnership.

Prior to the IPO, 1,000 shares of Common Stock were held by Hunt Equities, Inc., a subsidiary of Hunt Consolidated (“Hunt Equities”). As described below, these shares were cancelled in the Merger. The Securities reported in this Schedule 13D are held in the name of HTS or EPP, each of which is a limited partner of the Operating Partnership. Hunt-InfraREIT, L.L.C., a subsidiary of Hunt Consolidated (“Hunt-InfraREIT”), was a holder of units representing limited partnership interests in the Operating Partnership (“OP Units”) prior to the IPO and acquired certain shares of Common Stock and/or additional common units in the Reorganization Transactions as described under the headings “Pre-IPO Transactions,” “Closing Date Transactions” and “Waterfall Transactions.” Hunt-InfraREIT subsequently distributed its shares of Common Stock and common units to HTS and EPP as described below under “Distribution to HTS and EPP.”

Pre-IPO Transactions

Reorganization Advisory Fee

On January 29, 2015, InfraREIT Inc. issued 1,700,000 shares of Common Stock to Hunt-InfraREIT as a reorganization advisory fee. Hunt-InfraREIT immediately transferred 75,000 of the 1,700,000 shares it received to an affiliate of one of the founding investors of InfraREIT LLC in settlement of certain potential claims.

Closing Date Transactions

Carry Crystallization

Immediately following the consummation of the IPO and immediately before the Merger, the Operating Partnership issued to Hunt-InfraREIT 1,167,287 common units as an accelerated payment of a portion of the carried interest anticipated to be owed to Hunt Consolidated by InfraREIT LLC’s pre-IPO investors under the investment documents entered into by the parties in 2010. At the same time, the Operating Partnership canceled an equal number of OP Units held by InfraREIT LLC.

Redemption of OP Units

Immediately following the consummation of the IPO and simultaneously with the Merger, InfraREIT Inc. issued 1,551,878 shares of Common Stock to Hunt-InfraREIT in exchange for 1,551,878 OP Units tendered for redemption by Hunt-InfraREIT.

Merger

In the Merger, among other things, (i) the 1,000 shares of Common Stock held by Hunt Equities were cancelled and (ii) InfraREIT Inc. became the general partner of the Operating Partnership.

Waterfall Transactions

Carried Interest

On March 9, 2015, pursuant to the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, and as payment of the balance of the carried interest due to Hunt-InfraREIT as described under “Carry Crystallization” above, the Operating Partnership issued 2,329,283 common units to Hunt-InfraREIT and canceled an equal number of shares of Class A common stock and Class C common stock held by InfraREIT LLC’s pre-IPO investors.

Conversion of Class A OP Units to Common Units

On March 9, 2015, pursuant to the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, 10,166,525 Class A OP Units held by Hunt-InfraREIT automatically converted on a one-for-one basis to common units.

Distribution to HTS and EPP

On March 10, 2015, following the Waterfall Transactions, Hunt-InfraREIT distributed its shares of Common Stock and common units to HTS and EPP.

Item 4.	Purpose of Transaction

Acquisition and Transfer of Securities

As described in Item 3 above, Hunt-InfraREIT acquired shares of Common Stock from InfraREIT Inc. and common units from the Operating Partnership in the Reorganization Transactions and subsequently distributed its shares of Common Stock and common units to HTS and EPP. Hunt Consolidated, Hunt-InfraREIT, HTS and EPP have entered into various agreements with respect to the Securities as described in Item 6 below.

The purpose of the acquisition of the Securities is for investment. Hunt Consolidated, through its investment discretion and control over the Securities held by HTS and EPP, beneficially owns approximately 29.4% of InfraREIT Inc. based upon 57,233,325 shares of Common Stock issued and outstanding as of March 14, 2016, comprised of (i) 43,570,230 shares of Common Stock, as set forth in InfraREIT Inc.’s definitive proxy statement filed with the Commission on March 15, 2016, and (ii) 13,663,095 common units beneficially owned by Hunt Consolidated, assuming such common units have been exchanged, on a one-for-one basis, for shares of Common Stock as described below, but that no units held by other persons have been exchanged for shares. Mr. Hunt, as co-CEO of Hunt Consolidated, may be deemed to beneficially own the Securities owned by Hunt Consolidated.

Hunt Consolidated may transfer the Securities it holds as of the date hereof or in the future, whether directly or indirectly, to one or more of its affiliates. However, other than the potential transfer of Securities by Hunt Consolidated to an affiliate or to certain employees of or service providers to affiliates of Hunt Consolidated, the Reporting Persons do not have any current specific plan or proposal to acquire, transfer or dispose of the Securities, consistent with the investment purpose. Subject to the terms of the Lock-Up Agreement (as defined below), the Reporting Persons at any time and from time to time may acquire additional Securities, or transfer or dispose of any or all of the Securities they own, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

In addition and subject to the terms of the Lock-Up Agreement and the Partnership Agreement, as further described in Item 6 below, HTS and EPP have the right to cause the Operating Partnership (i) to redeem part or all of their respective common units for a cash amount equal to the number of tendered common units multiplied by the average price of one share of Common Stock during a 10-day trailing trading period or (ii) at InfraREIT Inc.’s election, to exchange part or all of their common units for newly issued shares of Common Stock on a one-to-one basis, subject to certain restrictions as described below.

InfraREIT Inc.’s charter provides for restrictions on ownership and transfer of shares of Common Stock, including, in general, prohibitions on any person actually or constructively owning more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of Common Stock or 9.8% in value of the outstanding shares of all classes or series of InfraREIT Inc.’s stock. InfraREIT Inc.’s charter, however, permits an exception to be made for a stockholder provided that the Board obtains representations reasonably necessary to ascertain that such exception will not jeopardize InfraREIT Inc.’s tax status as a REIT and certain other conditions are satisfied. While the Reporting Persons are not currently subject to such an exception, such charter restrictions do not apply directly to ownership of OP Units so long as such OP Units are not exchanged for shares of Common Stock. The Partnership

Agreement provides for restrictions related to ownership of interests in the Operating Partnership, including, in general, a prohibition on any owner (other than an individual) of 5% or more (by value) of the Operating Partnership’s interests owning, directly or indirectly, stock or an interest in the capital or net profits of a tenant of InfraREIT Inc. or the Operating Partnership. However, such restriction does not apply to Hunt-InfraREIT or its affiliates, including HTS and EPP.

Pursuit of Oncor Acquisition and Related Matters

In April 2014, Energy Future Holdings Corp. (“EFH”) and certain of its subsidiaries and affiliates (together with EFH, the “EFH Debtors”) commenced chapter 11 bankruptcy cases in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

On June 8, 2015, Hunt Consolidated disclosed in Amendment No. 2 that it was engaged in discussions with the EFH Debtors regarding certain possible transactions that would involve the direct or indirect acquisition (the “Oncor Acquisition”) of all or substantially all of the equity interests in Oncor Electric Delivery Company LLC (“Oncor”), which is a regulated company engaged in electricity transmission and distribution activities in the State of Texas and of which EFH owns approximately 80.03% of the outstanding equity interests. In addition, Hunt Consolidated disclosed in such amendment that it had determined, based on discussions with certain other investors who proposed to provide equity financing in connection with the Oncor Acquisition (collectively with Hunt, the “Investor Group”), that it was appropriate at that time to commence discussions with an independent committee of directors of InfraREIT Inc. regarding a possible business combination involving Oncor and InfraREIT Inc. that may be carried out if the Oncor Acquisition were completed. Hunt Consolidated also noted in such amendment that the pursuit of the Oncor Acquisition was subject to various uncertainties and there could be no assurance that this transaction would be consummated.

On August 9, 2015, Ovation Acquisition I, L.L.C. (“OV1”), which is owned by the Investor Group, and Ovation Acquisition II, L.L.C., which is owned by Hunt Consolidated (“OV2” and, together with OV1, the “Purchasers”), entered into a Purchase Agreement and Agreement and Plan of Merger (the “EFH Merger Agreement”) with EFH and Energy Future Intermediate Holding Company LLC (“EFIH”), pursuant to which, among other things, the Purchasers would acquire EFH’s indirect interest in Oncor through the merger of EFH with and into OV1. Also on August 9, 2015, each of the EFH Debtors entered into a Plan Support Agreement (as amended, the “Plan Support Agreement”) with various of their respective creditors, EFH’s equity holders, the Purchasers and the Investor Group in order to evidence the support of the parties for the restructuring of the Debtors pursuant to an agreed Joint Plan of Reorganization of EFH (as amended, the “Plan of Reorganization”).

During the period from August 9, 2015 through May 1, 2016, the parties to the EFH Merger Agreement took various steps to prepare for the consummation of the Oncor Acquisition, including obtaining confirmation of the Plan of Reorganization from the Bankruptcy Court and seeking and obtaining regulatory approvals from the Public Utility Commission of Texas (the “PUCT”) and certain other regulatory bodies. The terms upon which regulatory approval was eventually obtained from the PUCT on March 24, 2016 reflected limitations and other terms and conditions that were not contemplated by the original application filed by the Purchasers. These terms and conditions caused the Purchasers to state in a filing made with the PUCT on April 18, 2016 that the Oncor Acquisition as currently configured will not close based on the PUCT order as written.

On May 1, 2016, the obligations of the parties to the Plan Support Agreement to support the Plan of Reorganization and the restructuring transactions contemplated thereby were terminated pursuant to a notice delivered by certain first lien creditors of Texas Competitive Electric Holdings Company LLC. In addition, based upon the termination of the Plan Support Agreement, on May 1, 2016, EFH and EFIH delivered a notice to the Purchasers terminating the EFH Merger Agreement.

Notwithstanding the termination of the above agreements, Hunt expects to continue to pursue the Oncor Acquisition, including efforts to reorganize Oncor as a REIT, potentially with equity investments from members of the Investor Group, new investors or a combination thereof. Pursuit of such transactions would require that, among other things, Hunt conduct further negotiations with the EFH Debtors and enter into definitive agreements and obtain approvals from the Bankruptcy Court. There can be no assurance that Hunt’s efforts to pursue the Oncor Acquisition will prove successful.

Depending on various factors, including the extent to which Hunt is able to make progress in pursuing the Oncor Acquisition, Hunt may elect to continue discussions with an independent committee of directors of InfraREIT Inc. regarding a possible business combination between Oncor (following the completion of an Oncor Acquisition) and InfraREIT Inc. To date, discussions with this independent committee have not advanced beyond preliminary stages and have not led to a proposal being made by the Purchasers or Hunt to the committee regarding the terms of a possible business combination.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons do not have any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a), (b) The information set forth in Rows 7 through 13 of the cover page of this Schedule 13D for each Reporting Person is incorporated herein by reference. Amounts include 3,176,878 shares of Common Stock and 13,663,095 common units owned directly by Hunt Consolidated or one of its subsidiaries. Mr. Hunt is a co-CEO of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries and, therefore, may be deemed the beneficial owner of such Securities. Mr. Hunt disclaims beneficial ownership of the Securities, except to the extent of his pecuniary interest therein. The percentage amount set forth in Row 13 on the cover page for each Reporting Person is calculated, as discussed in Item 4 above, based upon 57,233,325 shares of Common Stock outstanding, which assumes that the common units beneficially held by the Reporting Persons have been exchanged, one-for-one, for shares of Common Stock, but that no units held by other persons have been exchanged for shares.

(c) The disclosure set forth in Item 3 above is incorporated herein by reference.

(d) An aggregate of 1,543,445 of the common units beneficially owned by the Reporting Persons are held by EPP for the benefit of current and former employees and service providers to Hunt Consolidated. The beneficiaries of such common units have the right to receive distributions from such common units.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure set forth in the Explanatory Note and Item 2 above regarding certain contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 is incorporated by reference herein.

Redemption Agreement

In connection with the IPO, Hunt-InfraREIT entered into a redemption agreement (the “Hunt Redemption Agreement”) with InfraREIT Inc., pursuant to which InfraREIT Inc. agreed to satisfy Hunt-InfraREIT’s election to redeem 1,551,878 Class A OP Units in exchange for the issuance of 1,551,878 shares of Common Stock (the “Redemption Shares”). Pursuant to the Hunt Redemption Agreement and other agreements relating to the Reorganization Transactions, InfraREIT Inc. issued the Redemption Shares to Hunt-InfraREIT immediately following the consummation of the IPO. The foregoing description of the Hunt Redemption Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 99.2 herewith and incorporated herein by reference.

Lock-Up Agreement

Hunt Consolidated, Hunt-InfraREIT, HTS and EPP are party to a lock-up agreement (the “Lock-Up Agreement”) that became effective on the Closing Date. The Lock-Up Agreement originally applied to 100% of the shares of Common Stock and OP Units that Hunt Consolidated beneficially owned. On February 4, 2016, the lock-up expired with respect to 20% of Hunt Consolidated’s holdings, and 13,471,978 of the shares of Common Stock and common units that Hunt Consolidated beneficially owns remain subject to the lock-up. After February 4, 2018, this lock-up will continue to apply to an aggregate of approximately 8,419,987 shares of Common Stock and common units until February 4, 2020, at which time all transfer restrictions will expire. The lock-up agreement is subject to exceptions permitting the parties to transfer the Securities to affiliates, provided that the transferee must assume the applicable lock-up restrictions. The Lock-Up Agreement will terminate upon the termination or non-renewal of the (i) Management Agreement, by and among InfraREIT Inc., the Operating Partnership and Hunt Manager and (ii) Development Agreement, by and among InfraREIT Inc., the Operating Partnership, Sharyland Utilities, L.P. and HTS. The foregoing description of the

Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 99.3 herewith and incorporated herein by reference.

Partnership Agreement

HTS and EPP are party to the Partnership Agreement, dated as of March 10, 2015. Pursuant to the Partnership Agreement and subject to the terms of the Lock-Up Agreement, HTS and EPP have the right to cause the Operating Partnership (i) to redeem part or all of their respective common units for a cash amount equal to the number of tendered common units multiplied by the average price of one share of Common Stock during a 10-day trailing trading period or (ii) at InfraREIT Inc.’s election, to exchange part or all of its common units for newly issued shares of Common Stock on a one-to-one basis, subject to certain restrictions. However, in their capacity as limited partners, HTS and EPP do not have a right to participate in or exercise control or management power over the Operating Partnership’s business and affairs. The foregoing description of the Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 99.4 herewith and incorporated herein by reference.

Registration Rights Agreement

HTS and EPP are party to a registration rights agreement with InfraREIT Inc. (the “Registration Rights Agreement”) with respect to the shares of Common Stock acquired in connection with the Reorganization Transactions or the exercise of the redemption/exchange rights under the Partnership Agreement. Pursuant to the Registration Rights Agreement, on February 18, 2016 InfraREIT Inc. filed a registration statement that registers the issuance of shares of Common Stock upon the redemption by HTS and EPP of their common units to the extent they exercise such right and InfraREIT Inc. decides to redeem such shares for Common Stock in lieu of cash, and on March 3, 2016 InfraREIT Inc. filed a registration statement that registers for resale 3,367,994 shares of Common Stock held by HTS and EPP. Additionally, InfraREIT Inc. has agreed to register for resale, in 2018 and 2020, additional shares of Common Stock owned by HTS and EPP as the lock-up obligations with respect to those shares, as described above, expire. Further, as a holder of at least 10% of the securities subject to the Registration Rights Agreement, HTS has the right to effect up to four underwritten offerings upon notice, subject to certain limitations. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 99.5 herewith and incorporated herein by reference.

Charter

InfraREIT Inc.’s charter provides for restrictions on ownership and transfer of shares of Common Stock, including, in general, prohibitions on any person actually or constructively owning more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of Common Stock or 9.8% in value of the outstanding shares of all classes or series of InfraREIT Inc.’s stock. InfraREIT Inc.’s charter, however, permits an exception to be made for a stockholder provided that the Board obtains representations reasonably necessary to ascertain that such exception will not jeopardize InfraREIT Inc.’s tax status as a REIT and certain other conditions are satisfied. While the Reporting Persons are not currently subject to such an exception, such charter restrictions do not apply directly to ownership of OP Units so long as such OP Units are not exchanged for shares of Common Stock. The Partnership Agreement provides for restrictions related to ownership of interests in the Operating Partnership, including, in general, a prohibition on any owner (other than an individual) of 5% or more (by value) of the Operating Partnership’s interests owning, directly or indirectly, stock or an interest in the capital or net profits of a tenant of InfraREIT Inc. or the Operating Partnership. However, such restriction does not apply to Hunt-InfraREIT or its affiliates, including HTS and EPP.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1:	Merger and Transaction Agreement, dated as of January 29, 2015, by and among InfraREIT, L.L.C., InfraREIT, Inc. and InfraREIT Partners, LP (incorporated herein by reference to Exhibit 2.1 to the InfraREIT Inc. Current Report on Form 8-K dated as of January 29, 2015 and filed on February 4, 2015).

Exhibit 99.2:	Redemption Agreement, dated as of January 29, 2015, by and among Hunt-InfraREIT, L.L.C., InfraREIT, Inc. and InfraREIT Partners, LP (incorporated herein by reference to Exhibit 10.2 to the InfraREIT Inc. Current Report on Form 8-K dated as of January 29, 2015 and filed on February 4, 2015).

Exhibit 99.3:	Lock-Up Agreement, dated as of January 29, 2015, by and among InfraREIT, Inc., InfraREIT Partners, LP, Hunt-InfraREIT, L.L.C. and Hunt Consolidated, Inc. (incorporated herein by reference to Exhibit 10.10 to the InfraREIT Inc. Current Report on Form 8-K dated as of January 29, 2015 and filed on February 4, 2015).

Exhibit 99.4:	Third Amended and Restated Agreement of Limited Partnership of InfraREIT Partners, LP, dated as of March 10, 2015, by and among InfraREIT, Inc., Hunt-InfraREIT, L.L.C. and the other persons whose names are set forth on the partner registry as limited partners (incorporated herein by reference to Exhibit 10.1 to the InfraREIT Inc. Current Report on Form 8-K dated as of March 9, 2015 and filed on March 10, 2015).

Exhibit 99.5:	Second Amended and Restated Registration Rights and Lock-Up Agreement, dated as of March 1, 2016, by and among InfraREIT, Inc. and each of the persons listed on Schedule A thereto (incorporated herein by reference to Exhibit 10.35 to the InfraREIT Inc. Annual Report on Form 10-K for the year ended December 31, 2015 filed on March 3, 2016).

Exhibit 99.6:	Articles of Restatement of InfraREIT, Inc. (incorporated herein by reference to Exhibit 3.3 to the InfraREIT Inc. Current Report on Form 8-K dated as of March 9, 2015 and filed on March 10, 2015).

Exhibit 99.7:	Agreement of Joint Filing (incorporated herein by reference to Exhibit 99.8 to the Original Schedule 13D filed on February 17, 2015).

Exhibit 99.8:	Power of Attorney (incorporated herein by reference to Exhibit 99.9 to the Original Schedule 13D filed on February 17, 2015).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

May 4, 2016	HUNT CONSOLIDATED, INC.

	By:	/s/ Gregory S. Imhoff
	Name:	Gregory S. Imhoff
	Title:	Attorney-In-Fact

	By:	/s/ Gregory S. Imhoff as Attorney-In-Fact for Hunter L. Hunt

EXHIBIT INDEX

Exhibit 99.1:	Merger and Transaction Agreement, dated as of January 29, 2015, by and among InfraREIT, L.L.C., InfraREIT, Inc. and InfraREIT Partners, LP (incorporated herein by reference to Exhibit 2.1 to the InfraREIT Inc. Current Report on Form 8-K dated as of January 29, 2015 and filed on February 4, 2015).

Exhibit 99.2:	Redemption Agreement, dated as of January 29, 2015, by and among Hunt-InfraREIT, L.L.C., InfraREIT, Inc. and InfraREIT Partners, LP (incorporated herein by reference to Exhibit 10.2 to the InfraREIT Inc. Current Report on Form 8-K dated as of January 29, 2015 and filed on February 4, 2015).

Exhibit 99.3:	Lock-Up Agreement, dated as of January 29, 2015, by and among InfraREIT, Inc., InfraREIT Partners, LP, Hunt-InfraREIT, L.L.C. and Hunt Consolidated, Inc. (incorporated herein by reference to Exhibit 10.10 to the InfraREIT Inc. Current Report on Form 8-K dated as of January 29, 2015 and filed on February 4, 2015).

Exhibit 99.4:	Third Amended and Restated Agreement of Limited Partnership of InfraREIT Partners, LP, dated as of March 10, 2015, by and among InfraREIT, Inc., Hunt-InfraREIT, L.L.C. and the other persons whose names are set forth on the partner registry as limited partners (incorporated herein by reference to Exhibit 10.1 to the InfraREIT Inc. Current Report on Form 8-K dated as of March 9, 2015 and filed on March 10, 2015).

Exhibit 99.5:	Second Amended and Restated Registration Rights and Lock-Up Agreement, dated as of March 1, 2016, by and among InfraREIT, Inc. and each of the persons listed on Schedule A thereto (incorporated herein by reference to Exhibit 10.35 to the InfraREIT Inc. Annual Report on Form 10-K for the year ended December 31, 2015 filed on March 3, 2016).

Exhibit 99.6:	Articles of Restatement of InfraREIT, Inc. (incorporated herein by reference to Exhibit 3.3 to the InfraREIT Inc. Current Report on Form 8-K dated as of March 9, 2015 and filed on March 10, 2015).

Exhibit 99.7:	Agreement of Joint Filing (incorporated herein by reference to Exhibit 99.8 to the Original Schedule 13D filed on February 17, 2015).

Exhibit 99.8:	Power of Attorney (incorporated herein by reference to Exhibit 99.9 to the Original Schedule 13D filed on February 17, 2015).

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF HUNT CONSOLIDATED, INC.

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the members, directors and executive officers of Hunt Consolidated, Inc. All the individuals listed below are citizens of the United States.

Name	Position at Hunt Consolidated, Inc.	Present Principal Occupation or Employment and Business Address

Ray L. Hunt	Executive Chairman, Director	1900 N. Akard Street Dallas, Texas 75201

Hunter L. Hunt	Co-CEO, Co-Chairman, Co-President, Director	1900 N. Akard Street Dallas, Texas 75201

Christopher W. Kleinert	Co-CEO, Co-Chairman, Co-President, Director	1900 N. Akard Street Dallas, Texas 75201

Kevin P. Campbell	Senior Vice President, Chief Information Officer	1900 N. Akard Street Dallas, Texas 75201

Bruce E. Cope	Senior Vice President, Chief Accounting Officer	1900 N. Akard Street Dallas, Texas 75201

Paul E. Hoffman	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Jeanne L. Phillips	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

James A. Savage, Jr.	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Brian R. Swinford	Senior Vice President, Treasurer	1900 N. Akard Street Dallas, Texas 75201

Harry M. Dombroski	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

David C. Hernandez	Senior Vice President, General Counsel, Director	1900 N. Akard Street Dallas, Texas 75201

Dan G. Ray	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Donald F. Robillard, Jr.	Executive Vice President, Director	1900 N. Akard Street Dallas, Texas 75201